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                        [The MRC Group, Inc. Letterhead]



October 9, 1998



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention: David Lynn, Special Counsel


     Re:  The MRC Group, Inc.
          Withdrawal of Registration Statement on Form S-1
          (Registration No. 333-57529)

Ladies and Gentlemen:

Pursuant to Rules 477 and 478 of the Securities Act of 1933, as amended, The MRC Group, Inc., a Delaware corporation (the "Company"), hereby requests withdrawal of its Registration Statement on Form S-1 (Registration No. 333-57529) originally filed with the Securities and Exchange Commission (the "Commission") on June 23, 1998, and the amendment thereto. The Registration Statement has not been declared effective and no securities have been offered or sold pursuant to it.

In light of the proposed merger of The MRC Group, Inc., a Missouri corporation, with a wholly owned subsidiary of MedQuist Inc., the Company no longer intends to offer or sell securities pursuant to the Registration Statement. Therefore, the Company believes that such withdrawal is consistent with the public interest and the protection of investors and hereby requests that the Commission consent to such withdrawal.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement. If you have any question regarding this application, please call Robert M. Loesch at Baker & Hostetler LLP at (216) 861-7594.

Very truly yours,



/s/ Edward L. Samek

Edward L. Samek
Chairman of the Board



cc:  Suzanne Hayes
     Hugh Miller
     Rufus Decker
     John M. Gherlein
     Robert M. Loesch
     Rufus C. King